MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following interim management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited interim consolidated financial statements and the accompanying notes of SMART Technologies Inc. (the “Company”) for the three and nine months ended December 31, 2015 and our audited consolidated financial statements and accompanying notes, MD&A and Annual Report on Form 20-F for the fiscal year ended March 31, 2015. The consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “SMART”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2016, we mean our fiscal year ended March 31, 2016. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. Certain amounts in our MD&A may not add up due to rounding. All percentages, however, have been calculated using unrounded amounts. Unless otherwise noted, this MD&A is presented in millions.

is a registered trademark in Canada, the United States and in member countries of the European Union. SMART Board®, SMART Response®, SMART Notebook®, SMART Notebook Advantage™, SMART Meeting Pro®, kapp®, kapp iQ™, LightRaise®, SMART Table®, SMART Podium™, SMART Exchange®, SMART Document Camera™, SMART Sync™, Bridgit®, SMART Room System™, SMART amp™, smarttech™, the SMART logo and all SMART taglines are marks, common law or registered, of SMART Technologies Inc. in the United States of America (the “United States”) and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.

The following table sets forth the period end and period average exchange rates for U.S. dollars expressed in Canadian dollars that are used in the preparation of our unaudited interim consolidated financial statements and this MD&A. These rates are based on the closing rates published by the Bank of America.

	Period End Rate	Period Average Rate
Year-ended March 31, 2015	1.2677	1.1387
Monthly Fiscal 2016
April	1.2013	1.2366
May	1.2449	1.2176
June	1.2389	1.2339
July	1.3003	1.2814
August	1.3203	1.3141
September	1.3422	1.3262
October	1.3072	1.3081
November	1.3372	1.3271
December	1.3879	1.3682
Monthly Fiscal 2015
April	1.0943	1.0995
May	1.0846	1.0894
June	1.0665	1.0833
July	1.0902	1.0725
August	1.0878	1.0924
September	1.1163	1.0999
October	1.1189	1.1210
November	1.1415	1.1327
December	1.1610	1.1541

Forward-Looking Statements

This MD&A includes forward-looking statements that reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements that include the words “expanding”, “expect”, “continuing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this MD&A contains forward-looking statements pertaining to management’s ability to address the Company’s financial challenges, general market conditions, our strategy and prospects, including expectations of the education and enterprise markets for our products, our plans and objectives for future operations, productivity enhancements and cost savings, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the education and enterprise markets and licensing opportunities, working capital requirements, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. These risk factors and assumptions include, but are not limited to, the following:

•	our ability to maintain sales to the education market that is in decline;

•	sales of our new products may not be sufficient to offset the decline in the education market;

•	our ability to implement meaningful changes to address the Company’s business and financial challenges;

•	our ability to identify, execute and consummate any strategic opportunities that may be identified as a part of our strategic review;

•	our ability to successfully manufacture, distribute and market kapp;

•	competition in our industry;

•	our ability to successfully execute our strategy to grow in the enterprise market;

•	our ability to successfully execute our strategy to monetize software;

•	possible changes in the demand for our products;

•	shifts in product mix from interactive whiteboards to interactive flat panels;

•	difficulty in predicting our sales and operating results;

•	our substantial debt could adversely affect our financial condition;

•	our ability to raise additional funds, manage cash flow, foreign exchange risk and working capital;

•	changes to our business model;

•	our ability to enhance current products and develop and introduce new products;

•	the potential negative effect of product defects;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	our ability to establish new relationships and to build on our existing relationships with our resellers and distributors;

•	the potential negative effect of disruptions of certain business functions provided by third parties;

•	the potential negative effects of system failures or cybersecurity attacks;

•	our ability to attract, retain and motivate qualified personnel;

•	the continued service and availability of a limited number of key personnel;

•	the reliability of component supply and product assembly and logistical services provided by third parties;

•	the development of the market for interactive learning and collaboration products;

•	our ability to grow our sales in foreign markets;

•	our ability to manage risks inherent in foreign operations;

•	our ability to manage our systems, procedures and controls;

•	the potential of increased costs related to future restructuring and related charges;

•	our ability to protect our brand;

•	our ability to achieve the benefits of strategic partnerships;

•	our reliance upon a strategic partnership with Microsoft;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us; and

•	our ability to manage, defend and settle litigation.

Overview

SMART Technologies Inc. is one of the leading providers of technology solutions that are redefining the way the world works and learns. SMART solutions include large-format interactive displays, collaboration software and services that enable highly-interactive, engaging and productive teaching, learning and work experiences in schools and workplaces around the world. SMART is differentiated by complete, integrated solutions that are easy to use while focused on freeing people from their desks and computer screens to make collaboration and learning digitally more natural and engaging. We introduced the world’s first interactive whiteboard in 1991, and we remain one of the global leaders in the interactive display market with over 3.1 million interactive displays shipped to date. Our award-winning solutions are the result of more than 20 years of technological innovation supported by our core intellectual property. In the education market, we have transformed teaching and learning in over 2.8 million classrooms worldwide, reaching over 69 million students and teachers based on an assumed average classroom size of 24 students. In the enterprise market, we have improved the way people work and collaborate worldwide, enabling them to be more productive and reduce costs.

We offer a number of interactive display products, including the SMART Board interactive whiteboards and interactive flat panels, the kapp digital capture boards, the kapp iQ multi-way whiteboards, and the LightRaise interactive projectors. By touching the surface of a SMART interactive display, the user can control computer applications, access the Internet and our learning content ecosystem, write in digital ink, and save and distribute work. Our interactive displays serve as the focal point of a broad classroom and meeting-room technology platform and are augmented with a range of modular and integrated interactive technology products and solutions, including hardware, software and content created by both our user community and professional content developers. kapp is a modern replacement for traditional dry-erase boards and flip charts that enables users to capture and digitally share information in high-quality formats. kapp iQ is an ultra HD display with a built-in whiteboard that enables multi-way inking between any combination of devices from anywhere in the world. Our collaborative learning solutions for education combine collaboration software with a comprehensive line of interactive displays and other hardware, accessories and services that further enhance learning. Our enterprise solutions facilitate collaborative decision making with industry-leading interactive displays, intuitive software and other high-quality components, including cameras, microphones and speakers.

Reportable Segments

Effective April 1, 2015, the Company completed a reorganization which merged the existing Education and Enterprise sales and customer service teams into the new Solutions business unit, and established separate sales and customer service teams dedicated to the Company’s new line of products in the kapp business unit. Certain functions that were previously distinct to the individual Education and Enterprise segments were centralized at the corporate level. As a result of only the sales and customer service teams being dedicated to a specific business unit, no discrete financial information is available on a business unit basis. The existing NextWindow segment no longer earns revenue or incurs expenses as it enters the final stage of its wind down. The Company no longer has individual business units that meet the criteria of an operating segment, and is now organized and managed as a single reportable operating segment. For more information about changes in our segment reporting, please see “Note 12—Segment Disclosure” in our interim financial statements. In October 2015, as a part of cost reduction initiatives, the Company merged the kapp sales and customer service teams into the Solutions business unit. This had no impact on the Company’s assessment of reportable operating segments.

Highlights

•

Revenue decreased by $113 million from $393 million in the first nine months of fiscal 2015 to $280 million in the first nine months of fiscal 2016. Adjusted Revenue decreased by $65 million from $346 million in the first nine months of fiscal 2015 to $280 million in the first nine months of fiscal 2016. Gross margin percentage was 46% in the first nine months of fiscal 2015 compared to 28% in the first nine months of fiscal 2016. Adjusted Gross Margin percentage was 39% in the first nine months of fiscal 2015 compared to 35% in the first nine months of fiscal 2016. Adjusted EBITDA decreased by $22 million from $33 million in the first nine months of fiscal 2015 to $11 million in the first nine months of fiscal 2016.

•

In the third quarter of fiscal 2016, we updated our financial outlook and subsequently implemented cost reduction initiatives primarily relating to kapp sales and marketing activities and related R&D spend. As a result, we are no longer organized with a separate kapp sales and customer service team. We incurred employee termination costs of $4 million related to the fiscal 2016 October restructuring plan in the third quarter of fiscal 2016.

•

As a result of slower than anticipated kapp sales, during the third quarter of fiscal 2016, we assessed and revised our future demand assumptions for finished goods and raw materials. Based on these revised demand assumptions, we recorded a primarily non-cash, pre-tax charge against inventory and purchase commitments of $21 million, in the third quarter of fiscal 2016 (“kapp Inventory Charge”). We also reclassified $5 million of inventory as non-current as it is not reasonably expected to be realized in cash during the next 12 months. The kapp Inventory Charge is excluded from the calculation of Adjusted Net Income and Adjusted EBITDA. Significant judgment was required in calculating the kapp Inventory Charge, which involved forecasting future demand and the associated pricing at which we can realize the carrying value of our inventory. Further, our expectations with respect to our inventory and asset risk (including our ability to sell our existing inventory of kapp boards and manage our purchase obligations with our manufacturing suppliers) and the potential for additional charges related to inventory are forward-looking statements that are subject to the inherent risk of forecasting our financial results and performance for future periods, particularly over longer periods. See “Forward-Looking Statements” and the “Risk Factors” section of the Annual Report on Form 20-F, including the risk factors titled “We may not be able to manufacture, market, distribute and sell our kapp products successfully”, “Our sales and operating results are difficult to predict” and

“Sales of our new products may not be sufficient to offset the decline in our education sales, and if sales of new products are not sufficiently robust, our liquidity may be materially and adversely affected”.

Results of Operations

Revenue

	Three months ended December 31,			Nine months ended December 31,
	2015	2014	Change	2015	2014	Change
Revenue	$77.7	$126.6	(38.6)%	$280.1	$393.3	(28.8)%
Adjusted Revenue(1)	$77.7	$111.3	(30.1)%	$280.1	$345.5	(18.9)%

Revenue by geographic location
North America	$48.8	$73.9	(34.0)%	$181.4	$239.8	(24.4)%
Europe, Middle East and Africa (EMEA)	23.6	43.0	(45.2)%	83.5	111.7	(25.2)%
Rest of World	5.4	9.7	(44.4)%	15.1	41.8	(63.8)%

	$77.7	$126.6	(38.6)%	$280.1	$393.3	(28.8)%

Adjusted Revenue(1) by geographic location
North America	$48.8	$65.0	(24.9)%	$181.4	$210.7	(13.9)%
Europe, Middle East and Africa	23.6	37.8	(37.6)%	83.5	98.2	(14.9)%
Rest of World	5.4	8.5	(36.7)%	15.1	36.7	(58.9)%

	$77.7	$111.3	(30.1)%	$280.1	$345.5	(18.9)%

(1)	This is a non-GAAP measure. See “Non-GAAP measures” section for additional information.

Revenue decreased by $49 million in the third quarter of fiscal 2016 and $113 million in the first nine months of fiscal 2016 compared to the same periods in fiscal 2015. When we introduced SMART Notebook Advantage in the third quarter of fiscal 2014, we reduced the support period, and effectively, the revenue deferral period, for previously sold software to end at March 31, 2015. The accelerated revenue recognition due to this change in accounting estimate resulted in a revenue increase of $15 million in the third quarter of fiscal 2015 and $48 million in the first nine months of fiscal 2015. Adjusted Revenue decreased by $34 million in the third quarter of fiscal 2016 and $65 million in the first nine months of fiscal 2016 compared to the same periods in fiscal 2015, primarily due to lower revenue from interactive whiteboards, interactive projectors and attachment products, partly offset by modest period-over-period increases in revenue from interactive flat panels.

Adjusted Revenue in North America, EMEA and Rest of World were negatively impacted by declines in our education and enterprise solutions in the third quarter and first nine months of fiscal 2016. The decrease in Adjusted Revenue in Rest of World was also impacted by prior-period sales from our NextWindow operations in the first nine months of fiscal 2015.

Revenue and Adjusted Revenue were negatively impacted by foreign exchange movements of approximately $3 million in the third quarter of fiscal 2016 and $10 million in the first nine months of fiscal 2016 compared to the same periods in fiscal 2015, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar, the Euro and British pound sterling.

Gross Margin

	Three months ended December 31,				Nine months ended December 31,
	2015	2014	Change		2015	2014	Change
Gross margin	$3.9	$57.1	(93.2)%		$77.6	$182.5	(57.5)%
Gross margin percentage	5.0%	45.1%	(40.1	)pt	27.7%	46.4%	(18.7	)pt
Adjusted Gross Margin(1)	$24.4	$41.8	(41.6)%		$98.2	$134.8	(27.2)%
Adjusted Gross Margin percentage(1)	31.4%	37.6%	(6.2	)pt	35.1%	39.0%	(3.9	)pt

(1)	These are non-GAAP measures. See “Non-GAAP measures” section for additional information.

Gross margin decreased by $53 million in the third quarter of fiscal 2016 and $105 million in the first nine months of fiscal 2016 compared to the same periods in fiscal 2015. Gross margin was negatively impacted by the $21 million kapp Inventory Charge recorded in the third quarter of fiscal 2016. The change in deferred revenue resulted in an increase in revenue of $15 million in the third quarter of fiscal 2015 and $48 million in the first nine months of fiscal 2015, due to the change in accounting estimate as discussed previously.

Adjusted Gross Margin decreased by $17 million in the third quarter of fiscal 2016 and $37 million in the first nine months of fiscal 2016 compared to the same periods in fiscal 2015. The decrease was due to lower Adjusted Revenue as discussed previously. The decrease in period-over-period Adjusted Gross Margin percentage was due to a continuing shift in product mix from interactive whiteboards to interactive flat panels which carry a lower gross margin percentage.

Gross margin and Adjusted Gross Margin were negatively impacted by foreign exchange movements of approximately $2 million in the third quarter of fiscal 2016 and $7 million in the first nine months of fiscal 2016 compared to the same periods in fiscal 2015, primarily as a result of the strengthening of the U.S. dollar against the Canadian dollar which negatively impacted our revenue and positively impacted our cost of sales.

Operating Expenses

Selling, Marketing and Administration Expenses

	Three months ended December 31,				Nine months ended December 31,
	2015	2014(1)	Change		2015	2014(1)	Change
Selling, marketing and administration	$16.0	$23.2	(31.4)%		$63.3	$76.6	(17.3)%
As a percent of revenue	20.5%	18.4%	2.1	pt	22.6%	19.5%	3.1	pt
As a percent of Adjusted Revenue(2)	20.5%	20.9%	(0.4	)pt	22.6%	22.2%	0.4	pt

(1)	Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.
(2)	This is a non-GAAP measure. See “Non-GAAP measures” section for additional information.

As the majority of our selling, marketing and administration expenses were incurred in Canadian dollars, these expenses were positively impacted by changes in foreign exchange rates of approximately $2 million in the third quarter of fiscal 2016 and $8 million in the first nine months of fiscal 2016 compared to the same periods in fiscal 2015, primarily as a result of the strengthening of the U.S. dollar relative to the Canadian dollar. Removing the foreign exchange impact, selling, marketing and administration expenses decreased by $5 million in both the third quarter and first nine months of fiscal 2016 compared to the same periods in fiscal 2015, primarily due to the impact of the fiscal 2016 October restructuring plan.

Research and Development Expenses

	Three months ended December 31,				Nine months ended December 31,
	2015	2014(1)	Change		2015	2014(1)	Change
Research and development	$8.5	$9.8	(13.4)%		$28.8	$32.4	(11.2)%
As a percent of revenue	10.9%	7.7%	3.2	pt	10.3%	8.2%	2.1	pt
As a percent of Adjusted Revenue(2)	10.9%	8.8%	2.1	pt	10.3%	9.4%	0.9	pt

(1)	Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.
(2)	This is a non-GAAP measure. See “Non-GAAP measures” section for additional information.

Research and development expenses were positively impacted by foreign exchange movements of approximately $1 million in the third quarter of fiscal 2016 and $3 million in the first nine months of fiscal 2016 compared to the same periods in fiscal 2015, primarily as a result of the strengthening of the U.S. dollar relative to the Canadian dollar. Removing the foreign exchange impact, research and development expenses remained flat in both the third quarter and first nine months of fiscal 2016 compared to the same periods in fiscal 2015.

Depreciation and Amortization

	Three months ended December 31,			Nine months ended December 31,
	2015	2014	Change	2015	2014	Change
Depreciation and amortization	$1.7	$2.8	(37.9)%	$6.5	$8.8	(25.9)%

The decrease in depreciation and amortization of property and equipment in the third quarter and first nine months of fiscal 2016 compared to the same periods in fiscal 2015 was due to decreases in the net book value of these assets as a result of declining period-over-period capital expenditures.

Restructuring Costs

	Three months ended December 31,			Nine months ended December 31,
	2015	2014	Change	2015	2014	Change
Restructuring costs	$3.8	$(0.0)	*	$4.7	$2.3	107.0%

*	Not Meaningful

In the third quarter and first nine months of fiscal 2016, we incurred $4 million in employee termination costs related to the fiscal 2016 October restructuring plan. We also incurred $0.7 million in additional restructuring costs related to the cancellation of an office lease in the first nine months of fiscal 2016.

In the first nine months of fiscal 2015, we incurred $2 million in employee termination and other restructuring costs related to the fiscal 2015 restructuring plan.

Non-Operating Expenses (Income)

	Three months ended December 31,			Nine months ended December 31,
	2015	2014	Change	2015	2014	Change
Interest expense	$4.6	$5.0	(8.7)%	$13.9	$15.2	(8.4)%
Foreign exchange loss	$2.7	$3.9	(32.1)%	$7.8	$3.9	98.4%
Other (income) expense	$(0.5)	$0.1	*	$(0.7)	$(0.5)	24.2%

	$6.7	$9.0	(25.5)%	$21.1	$18.6	13.4%

*	Not Meaningful

Interest Expense

In the third quarter and first nine months of fiscal 2016 and fiscal 2015, our interest expense primarily related to our long-term debt and capital lease.

Foreign Exchange loss

In the third quarter and first nine months of fiscal 2016, the change in foreign exchange loss was primarily related to the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. From October 1, 2015 to December 31, 2015, the U.S dollar strengthened by 3.4% against the Canadian dollar compared to 4.0% for the same period last year. From March 31, 2015 to December 31, 2015, the U.S dollar strengthened by 9.5% against the Canadian dollar compared to 5.0% for the same period last year.

Income Tax Expense

	Three months ended December 31,			Nine months ended December 31,
	2015	2014	Change	2015	2014	Change
Income tax expense	$16.8	$3.1	*	$13.9	$10.1	37.3%
Effective tax rate	*	24.7%	*	*	23.1%	*

*	Not Meaningful

The increase in income tax expense in the third quarter and first nine months of fiscal 2016 compared to the same periods in fiscal 2015 was due primarily to an increased valuation allowance resulting from the derecognition of previously recognized tax assets. For more information about changes in our valuation allowance, please see “Note 9—Income taxes” in our unaudited interim financial statements for the three and nine months ended December 31, 2015.

Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision, we adjusted income before income taxes by the unrealized foreign exchange loss from the revaluation of the U.S. dollar-denominated debt. This is treated as capital item for income tax purposes. We have not provided for deferred income taxes on the differences between the carrying value of substantially all of our foreign subsidiaries and their corresponding tax basis as the earnings of those subsidiaries are intended to be permanently reinvested in their operations. As such these investments are not anticipated to give rise to income taxes in the foreseeable future. If such earnings are remitted, in the form of dividends or otherwise, we may be subject to income taxes and foreign withholding taxes.

Non-GAAP Measures

As used in this MD&A, “GAAP” means generally accepted accounting principles in the United States, which are in effect from time to time. This MD&A discloses certain financial measures, such as Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share and Adjusted EBITDA.

Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share and Adjusted EBITDA are non-GAAP measures and should not be considered as alternatives to revenue, gross margin, gross margin percentage, net (loss) income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted Net (Loss) Income, Adjusted EBITDA and other non-GAAP measures have inherent limitations, and the reader should therefore not place undue reliance on them.

In the second quarter of fiscal 2016, we changed our definition of Adjusted Revenue from revenue adjusted for the change in deferred revenue balances during the period, to revenue adjusted for the accelerated deferred revenue recognized as a result of the change in accounting estimate as discussed below. All Adjusted Revenue amounts with respect to prior periods presented herein have been restated to reflect this change.

In the third quarter of fiscal 2016, we recognized the kapp Inventory Charge of $21 million and elected to remove this expense from our non-GAAP financial measures, including Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share, and Adjusted EBITDA. We removed the kapp Inventory Charge as we believe it is unusual and material, and enables us and our shareholders to better assess our operating performance in prior and future periods by improving the comparability of the financial information presented.

We calculate Adjusted Gross Margin by subtracting cost of sales, excluding the kapp Inventory Charge from Adjusted Revenue.

Adjusted Gross Margin percentage is calculated by dividing Adjusted Gross Margin by Adjusted Revenue.

We define Adjusted Net (Loss) Income as net (loss) income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, accelerated deferred revenue recognized, amortization of intangible assets, gains or losses related to the liquidation of foreign subsidiaries, gains or losses related to the sale of long-lived assets and the kapp Inventory Charge, all net of tax.

We calculate Adjusted Net (Loss) Income per share by dividing Adjusted Net (Loss) Income by the average number of basic and diluted shares outstanding during the period.

We define Adjusted EBITDA as Adjusted Net Income before interest expense, income taxes, depreciation and other income.

Due to the change in accounting estimate as a result of the reduction in the support period for previously sold products as discussed in Note 1(a) in the unaudited interim consolidated financial statements, and the kapp Inventory Charge as discussed in Note 3 in the unaudited interim consolidated financial statements, we chose to use the non-GAAP measures of Adjusted Revenue and Adjusted Gross Margin. Although the significant impact related to the change in accounting estimate for previously sold products ended in the fourth quarter of fiscal 2015, we will continue adjusting for this change for comparative purposes. We use Adjusted Revenue and Adjusted Gross Margin as key measures to provide additional insights into the operational performance of the Company and to help clarify trends affecting the Company’s business.

We use Adjusted Net (Loss) Income to assess the performance of the business after removing the after-tax impact of stock-based compensation, costs of restructuring, foreign exchange gains and losses, accelerated deferred revenue recognized, amortization of intangible assets, gains or losses related to the sale of long-lived assets and the kapp Inventory Charge. We also use Adjusted EBITDA as a key measure to assess the core operating performance of our business after removing the effects of both our leveraged capital structure and the volatility associated with the foreign currency exchange rates on our U.S. dollar-denominated debt. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures, but such measures may not be directly comparable to ours. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of payments made under our incentive compensation plans. We believe Adjusted Net (Loss) Income and Adjusted EBITDA may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted Net (Loss) Income and Adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies.

We compensate for the inherent limitations associated with using Adjusted Revenue, Adjusted Gross Margin, Adjusted Net (Loss) Income, and Adjusted EBITDA through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of Adjusted Revenue, Adjusted Gross Margin, Adjusted Net (Loss) Income, and Adjusted EBITDA to the most directly comparable GAAP measures: revenue, gross margin and net (loss) income.

The following table sets forth the reconciliation of revenue to Adjusted Revenue and gross margin to Adjusted Gross Margin.

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
Adjusted Revenue
Revenue	$77.7	$126.6	$280.1	$393.3
Deferred revenue recognized—accelerated amortization	—	(15.3)	—	(47.7)

Adjusted Revenue	$77.7	$111.3	$280.1	$345.5

Adjusted Gross Margin
Gross margin	$3.9	$57.1	$77.6	$182.5
Deferred revenue recognized—accelerated amortization	—	(15.3)	—	(47.7)
kapp Inventory Charge	20.6	—	20.6	—

Adjusted Gross Margin	$24.4	$41.8	$98.2	$134.8

The following table shows the reconciliations of net income to Adjusted Net (Loss) Income and Adjusted EBITDA and basic and diluted earnings per share to Adjusted Net (Loss) Income per share.

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
Net (loss) income	$(49.5)	$9.3	$(60.7)	$33.7
Adjustments to net (loss) income
Amortization of intangible assets	0.0	0.0	0.0	0.1
Foreign exchange loss	2.7	3.9	7.8	3.9
Accelerated deferred revenue recognized	—	(15.3)	—	(47.7)
Stock-based compensation	(0.1)	0.9	1.2	2.7
Restructuring costs	3.8	(0.0)	4.7	2.3
Gain on liquidation of foreign subsidiary(1)	—	—	—	(0.4)
Gain on sale of long-lived assets	—	0.0	—	(0.1)
kapp Inventory Charge	20.6	—	20.6	—

	26.9	(10.5)	34.4	(39.2)
Tax impact on adjustments(2)	0.5	(3.3)	1.0	(10.9)

Adjustments to net (loss) income, net of tax	26.4	(7.2)	33.4	(28.3)

Adjusted Net (Loss) Income	$(23.1)	$2.2	$(27.3)	$5.4
Additional adjustments to Adjusted Net (Loss) Income
Income tax expense (recovery)(3)	17.3	(0.3)	14.9	(0.8)
Depreciation in cost of sales	1.7	1.3	3.7	4.0
Depreciation of property and equipment	1.7	2.8	6.5	8.8
Interest expense	4.6	5.0	13.9	15.2
Other (income) expense(1)	(0.5)	0.1	(0.7)	(0.1)

Adjusted EBITDA	$1.7	$10.9	$10.9	$32.5

As a percent of revenue(4)	2.2%	9.8%	3.9%	9.4%
Adjusted Net (Loss) Income per share
(Loss) earnings per share—basic	$(0.41)	$0.08	$(0.50)	$0.28
Adjustments to net (loss) income, net of tax, per share	0.22	(0.06)	0.28	(0.24)

Adjusted Net (Loss) Income per share—basic	$(0.19)	$0.02	$(0.22)	$0.04

(Loss) earnings per share—diluted	$(0.41)	$0.07	$(0.50)	$0.27
Adjustments to net (loss) income, net of tax, per share	0.22	(0.05)	0.28	(0.23)

Adjusted Net (Loss) Income per—diluted	$(0.19)	$0.02	$(0.22)	$0.04

(1)	Included in Other (income) expense in the consolidated statements of operations.
(2)

Reflects the tax impact on the adjustments to net (loss) income. A key driver of our foreign exchange gain is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.03 into our functional currency of Canadian dollars. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar- denominated debt is in a net loss position as measured against the original exchange rate and the loss cannot be carried back to a previous year, a valuation allowance is taken against it and as a result no net tax effect is recorded.

(3)

Income tax expense of $16.8 million and $13.9 million for the three and nine months ended December 31, 2015 (2014 – $3.1 million and $10.1 million) per consolidated statement of operations, net of tax impact on adjustments to Adjusted Net Income of $0.5 million and $1.0 million for the three and nine months ended December 31, 2015 (2014 – $3.3 million and $10.9 million).

(4)	Adjusted EBITDA as a percent of revenue is calculated by dividing Adjusted EBITDA by Adjusted Revenue.

Selected Quarterly Financial Data

The following tables set forth the Company’s unaudited quarterly financial information and non-GAAP measures for each of the eight most recent quarters, including the quarter ended December 31, 2015. The information in the table below has been derived from our unaudited interim consolidated financial statements. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of future results. Data for the periods are indicated in millions of dollars, except for per share amounts.

	2016			2015				2014
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Revenue	$77.7	$103.6	$98.7	$99.6	$126.6	$129.2	$137.5	$124.2
Gross margin	3.9	37.5	36.3	49.4	57.1	62.5	62.9	52.2
Net (loss) income	(49.5)	(9.0)	(2.2)	(9.6)	9.3	12.3	12.1	(3.6)
(Loss) earnings per share
Basic	$(0.41)	$(0.07)	$(0.02)	$(0.08)	$0.08	$0.10	$0.10	$(0.03)
Diluted	$(0.41)	$(0.07)	$(0.02)	$(0.08)	$0.07	$0.10	$0.10	$(0.03)
Non-GAAP measures:
Adjusted Revenue	$77.7	$103.6	$98.7	$85.8	$111.3	$113.1	$121.2	$107.9
Adjusted Gross Margin	24.4	37.5	36.3	35.5	41.8	46.4	46.6	35.9
Adjusted EBITDA	1.7	6.8	2.5	1.8	10.9	12.9	8.7	2.4
Adjusted Net (Loss) Income	(23.1)	(1.3)	(2.9)	(5.2)	2.2	4.8	(1.5)	(6.3)
Adjusted Net (Loss) Income per share
Basic	$(0.19)	$(0.01)	$(0.02)	$(0.04)	$0.02	$0.04	$(0.01)	$(0.05)
Diluted	$(0.19)	$(0.01)	$(0.02)	$(0.04)	$0.02	$0.04	$(0.01)	$(0.05)

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

Liquidity and Capital Resources

As of December 31, 2015, we held cash and cash equivalents of $19.6 million, in addition to the liquidity that is available through our asset-based loan (the “ABL”). Our primary source of cash flow is generated from sales of our hardware and software products. We believe that ongoing operations and associated cash flow, in addition to our cash resources and ABL, will provide sufficient liquidity to support our business operations for at least the next 12 months.

Given that we have experienced a significant decline in revenue as well as the market value of our stock, our financial position has deteriorated. For the nine months ended December 31, 2015, we reported a net loss of $60.7 million and used $34.7 million of cash in operating activities, as a result of slower than anticipated SMART kapp sales and significant declines in our education sales during the period. If our education sales continue to decline, and the sales of our new products, particularly kapp and interactive flat panels, continue to be unable to sufficiently offset that decline, our liquidity may continue to be materially and adversely affected. See the “Risk Factors” section of the Annual Report on Form 20-F, including the risk factor titled “Sales of our new products may not be sufficient to offset the decline in our education sales, and if sales of new products are not sufficiently robust, our liquidity may be materially and adversely affected.”

As of December 31, 2015, our outstanding debt balances were as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding

Term loan, net of unamortized debt discount of $3.2 million	July 31, 2013	Jan 31, 2018	LIBOR + 9.25%	$100.7 million
Asset-based loan credit facility	July 31, 2013	July 31, 2017	LIBOR + 2.50%	$10.0 million

All debt and credit facilities are denominated in U.S. dollars. Our debt and credit facilities contain standard borrowing conditions, and could be recalled by the lenders if certain conditions are not met.

We currently hold a four-and-a-half year, $125 million senior secured term loan (the “Term loan”) and a four-year, $50 million asset-based loan credit facility. The Term loan bears interest at LIBOR plus 9.25% with a LIBOR floor of 1.25% and will be repaid at 7.5% per annum during the first two-and-a-half years and 10% in the last two years on a quarterly basis. The ABL currently bears interest at LIBOR plus 2.5% and $10 million was drawn as of December 31, 2015. The availability of the ABL is limited by certain accounts receivable balances calculated on a monthly basis and the outstanding standby letter of credit totaling $1 million as at December 31, 2015 (March 31, 2015—$1 million). We had $23.5 million of availability from the ABL facility as at December 31, 2015.

The following table shows a summary of our cash flows (used in) provided by operating activities, investing activities and financing activities for the periods indicated.

	Nine months ended December 31,
	2015	2014
Net cash (used in) provided by operating activities	$(34.7)	$30.5
Net cash used in investing activities	$(2.5)	$(4.4)
Net cash provided by (used in) financing activities	$2.2	$(7.7)

Net Cash (Used in) Provided by Operating Activities

The increase in net cash used in operating activities was primarily due to a net increase in period-over-period working capital and operating loss in the first nine months of fiscal 2016 compared to operating income in the first nine months of fiscal 2015. The increase in working capital in the first nine months of fiscal 2016 was primarily related to increasing inventory.

Net Cash Used in Investing Activities

The decrease in net cash used in investing activities was due to lower capital expenditures in the first nine months of fiscal 2016 compared to the same period in fiscal 2015.

Net Cash Used in Financing Activities

In the first nine months of fiscal 2016, we drew $10 million on our ABL and repaid $8 million of our Term loan and capital lease obligation. In the first nine months of fiscal 2015, we repaid $8 million of our Term loan and capital lease obligation.

Contractual Obligations, Commitments, Guarantees and Contingencies

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations as of December 31, 2015.

	12 months ended December 31,
	2016	2017	2018	2019	2020 and thereafter	Total
Operating leases	$2.0	$1.6	$1.6	$1.5	$0.3	$6.9
Capital lease	4.3	4.3	4.5	4.6	67.4	85.1
Long-term debt	12.5	22.5	78.9	—	—	113.9
Interest obligations on long-term debt	10.9	9.4	0.7	—	—	21.0
Purchase commitments	23.1	2.6	0.6	—	—	26.4

Total	$52.8	$40.4	$86.3	$6.1	$67.7	$253.3

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements.

The capital lease commitment relates to our headquarters building and represents our minimum capital lease payments (including amounts representing interest) under the lease agreement and management fees.

Long-term debt commitments represent the minimum principal repayments and interest payments required under our long-term debt and credit facilities.

Our purchase commitments are for finished goods from contract manufacturers, certain information systems management and licensing costs.

Commitments have been calculated using foreign exchange rates and interest rates in effect at December 31, 2015. Fluctuations in these rates may result in actual payments differing from those in the above table.

Guarantees and Contingencies

Legal Proceedings

We are involved in various claims and litigation from time to time arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in our favor, we are not able to make any determination with respect to the amount of any damages that might be awarded against us in connection with such matters. We do not currently believe that the outcome of any such claims and litigation, or the amounts which we may be required to pay by reason thereof, would have a material adverse impact on our financial position, results of operations or liquidity.

Indemnities and Guarantees

In the normal course of business, we enter into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should we be required to act under such agreements, it is expected that no material loss would result.

Off-Balance Sheet Arrangements

As of December 31, 2015, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Changes in Internal Control over Financial Reporting

During the nine months ended December 31, 2015, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market and Other Financial Risks

In the normal course of our business, we engage in operating and financing activities that generate risks in the following primary areas.

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our results from operations. We are exposed to foreign exchange risk primarily between the Canadian dollar and both the U.S. dollar, the Euro and British pound sterling. This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar-denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We may also enter into forward contracts and other derivative contracts to manage our cash flows in other currencies. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Our current practice is to use foreign currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange gain or loss on the consolidated statements of operations.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our long-term debt and revolving credit facilities bear interest based on floating market rates. Changes in these market rates result in fluctuations in the cash flows required to service this debt. In the past, we partially mitigated this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt, and we may continue to do so in the future. Our current practice is to use interest rate derivatives without hedge accounting designation. We currently have not entered into any interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months. See “—Liquidity and Capital Resources”.

Critical Accounting Policies and Estimates

We believe our critical accounting policies are those related to revenue recognition, inventory valuation and purchase commitments, product warranty costs, income taxes, restructuring costs and legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters.

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base estimates on historical experience and assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

Our company’s critical accounting policies and estimates used in the preparation of our financial statements are reviewed regularly by management and have not changed from those disclosed in the March 31, 2015 audited consolidated financial statements, except as disclosed in “Note 1-Basis of presentation and significant accounting policies” in the unaudited interim consolidated financial statements for the three and nine months ended December 31, 2015.

Recently Adopted Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard update on the topic of inventory. The amendments in this update changed the guidance on the subsequent measurement of inventory from the lower of cost or market to the lower of cost and net realizable value for entities using the first-in, first-out or the average cost method. The amendments in this update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We early adopted this standard in the third quarter of fiscal 2016 and applied the new guidance prospectively, as permitted. The early adoption did not impact our results of operations, financial condition or disclosures.

In November 2015, the FASB issued a new accounting standard update to change the balance sheet classification of deferred taxes. The amendments in this update eliminate the requirement for companies to separate deferred income tax liabilities and assets into current and non-current amounts in a classified balance sheet. Instead, companies will be required to classify all deferred tax liabilities and assets as non-current. The guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We early adopted this standard in the third quarter of fiscal 2016 and applied the new guidance retrospectively, as permitted. Previously reported current deferred income taxes and non-current deferred income taxes, classified under current assets and non-current assets, respectively, have been revised to reflect the retrospective application as follows as at March 31, 2015:

March 31, 2015
Current deferred income taxes, as reported	$8,052
Reclassification of deferred income taxes	(8,052)

Current deferred income taxes, as reclassified	$—

March 31, 2015
Non-current deferred income taxes, as reported	$8,304
Reclassification of deferred income taxes	8,052

Non-current deferred income taxes, as reclassified	$16,356

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued a comprehensive new revenue recognition standard which will supersede existing revenue recognition guidance. The standard creates a five- step model for revenue recognition that requires companies to exercise judgment when considering contract terms and relevant facts and circumstances. The five-step model includes (1) identifying the contract, (2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations and (5) recognizing revenue when each performance obligation has been satisfied. The standard also requires expanded disclosures surrounding revenue recognition. The standard is effective for fiscal periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption is not permitted prior to fiscal periods beginning after December 15, 2016. The new standard will be effective for us beginning April 1, 2018. We are currently evaluating the impact of the adoption of this standard on our consolidated financial statements.

In April 2015, the FASB issued a new accounting standard update to simplify the presentation of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. In August 2015, the FASB issued clarification that debt issuance costs related to line-of-credit arrangements could be presented as an asset and amortized, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The amendments are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted for financial statements that have not been previously issued. This new guidance will be effective for us beginning April 1, 2016. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.